Exhibit 4.5

          [letterhead of Kathryn A. Yancey]


March 28, 1997

Classic Restaurants International, Inc.
3500 Parkway Lane
Suite 435
Norcross, Georgia 30092

Attention: Bob Shaw

Dear Bob:

	I am writing to set forth our agreement concerning accounting services that have been provided by my firm ("Firm") to Classic Restaurants International, Inc. ("Client"). The Client hereby engages the Firm to provide general accounting services to the Client on the terms and conditions set forth below. The effective date of this agreement is March 28, 1997.

	Until otherwise agreed between the Client and the Firm, Client will promptly pay the Firm as billed accounting fees, plus expenses, at the normal hourly rates for the members of the Firm. As of the date of this Agreement, the Firm's hourly rates are as follows: Partner - $80 per hour; Associate - $50 per hour. The Firm's hourly rates are subject to change. In its exercise of reasonable judgment, the Firm reserves the right to assign any accountant in the Firm to represent the Client, with the general policy being to assign the lowest cost accountant or staff member per assignment who has the experience and capacity to promptly and properly handle the matter.

	Regardless of the outcome of any matter which the Firm handles for Client, Client will pay promptly, as billed, all out-of-pocket costs and expenses, including copying costs, secretarial overtime, long distance telephone calls, parking, mileage and transportation expenses, if applicable, and all other out-of-pocket expenses of the Firm related to such matter. Payment of each bill for services and expenses is due thirty days after the bill is deposited in the United States mail as indicated by the date of the bill. Pursuant to the Official Code of Georgia Section 7-4-16, any bill not paid within 30 days shall accrue interest at the rate of 1 1/2% per month, calculated from the date upon which the account became due.

	Immediately upon execution of this Agreement, the Client agrees to issue the Firm 15,000 shares of Class A Common Stock of the Client, to be used first for outstanding fees and expenses of the Firm and the balance, if any, as an earned retainer for fees and expenses to be incurred in the future.
The retainer, if any, shall be earned upon receipt and nonrefundable, provided that the Firm shall be obligated to provide the Client with accounting services with a value equal to the proceeds from the retainer.
The Client shall register such shares with the Securities & Exchange
Commission on Form S-8 upon issuance.

	Client understands that the Client has an obligation to assist the Firm with respect to matters it handles for the Client, and Client agrees to cooperate with the Firm in every way. If this letter accurately sets forth our agreement, please execute the letter in the space indicated below and return it to me.

Very truly yours,

/s/ Kathryn Yancey

Kathryn A. Yancey

Agreed to:

/s/ James Robert Shaw
James Robert Shaw, Chairman
and President of Classic Restaurants
International, Inc.